Parvus Capital Corporation



ANNUAL REPORT

5000 Eldorado Pkwy

Frisco, TX 75033

0

https://terrabiotics.com/

This Annual Report is dated April 26, 2021.

BUSINESS

Parvus Capital Corporation (dba Terra Biotics, Inc.) helps farmers, gardeners, and growers achieve healthier and larger plants that provide better flavor and higher yields. We formulate and blend organic nutrients together with beneficial soil microbes to optimize the soil food web and build a healthy root system for the plant. This allows the plant to thrive and reach its full potential.

The market for organic fertilizer is large and growing quickly. Our products are proven to work well and have been used on hundreds of farms across the country with great reviews and ongoing orders.

Our company has an experienced leadership team that has grown multiple businesses in the past and is prepared to profitably grow Terra Biotics, Inc. over the next several years in the midst of this high growth industry.

In 2019, Parvus Capital acquired IP assets related to the formulating, manufacturing, and sale of soil amendments, treatments, nutrients, and fertilizers from Terra Biotics, Inc. Upon the acquisition of the IP assets, Parvus Capital hired the manufacturing staff from Terra Biotics, Inc.

in order to maintain continuity and knowledge of the product.

We actively manufacture, promote, and sell organic fertilizers. We have over 25 different products, most of which are micronized water-soluble powders that are easy to mix and use on-site. This allows for longer shelf life, lower freight costs, and ease of use.

Terra Biotics has three main routes to market or revenue streams. First is selling directly to farmers and growers at retail markups. The second is through resellers and retail stores. This includes soil consultants, fertilizer application companies, and retail grow supply stores. Our third route to market is to toll manufacture products for other brands when capacity allows. This allows us to increase our capacity utilization of the manufacturing equipment and help cover operating costs.

Previous Offerings

Between 2020 and 2019, we sold zero [shares of common stock] in exchange for $10.00 per share under Regulation Crowdfunding.

Name: Common Stock

Type of security sold: Equity

Final amount sold: $127,215.00

Number of Securities Sold: 12,715

Use of proceeds: To acquire the product formulations, equipment, IP, processes, know how, raw materials, and equipment

Date: May 03, 2019

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Circumstances which led to the performance of financial statements:

The following discussion is based on our unaudited operating data and is subject to change.

The company started in April of 2019 and acquired the product formulations, equipment, processes, know how, and IP in May of 2019. 2019 sales were mainly to wholesale or reseller accounts.

In 2020 the company has grown with repeat sales to existing customers, some sales from toll production, and expanded sales to retail customers. Significant effort was put into building brand awareness and working with brand ambassadors to increase brand credibility through sharing results of their experiences with the products.

Revenue

2019 was a good year for revenues with a total of $104,817. Sales were mainly to existing repeat customers that buy wholesale or as a reseller to row crop farms across the upper midwest and other states across the country.

2020 is seeing an increase in retail sales sold online direct to growers with revenue surpassing $48k for the year. Online retail sales is a way for the company to gain higher margin sales and flatten out the seasonality of the sales to larger farm operations through the wholesale sales. 2020 revenue achieved was $228.9k.

Cost of Goods Sold

Cost of sales includes cost of the raw materials, shipping costs to the customer and manufacturing labor costs. Capacity utilization is low with current staffing and sales levels and COGS was 49.9% of revenue in 2019. In 2019 we used existing raw materials which improved our cost basis. In 2020 we have started replenishing raw materials, provided many free samples to potential customers, and COGS are running at 57.8% of revenue. As sales revenue increase going forward, there will be a positive impact with economies of scale that indicate a COGS percentage of approximately 40% of revenue.

Gross Margins

Gross margins in 2019 were $52,509 which was 50% of revenue. In 2020 the increase in COGS was partially offset with the increase in retail sales with gross margins of 42.2%.

Expenses

Total operating expenses in 2019 were $66,651 which was 63.6% of revenue. 2020 operating expenses were $154,966. We expect that $42,133 of this increase will be from payments towards short term liabilities and the remaining from increases in marketing activities used to build brand awareness, attend trade shows and find new customers and due to costs related to operating for a full 12 months in 2020.

Historical results and cash flows:

In 2019 and 2020 the company spent money on setting the company up, upgrading the branding, building a website, marketing expenses and other start up expenses. Additionally, the company has significant capacity available in its manufacturing area and the so COGS and OPEX as a percent of revenue are not yet optimized.

As sales increase, capacity utilization will improve and operating expenses will be allocated over higher revenues thus improving both COGS and Operating Expenses on a percentage of revenue basis. Spend on marketing will become more effective as brand credibility and awareness increases.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $19,288.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Jessica Morgan

Amount Owed: $348,000.00

Interest Rate: 0.0%

Maturity Date: July 31, 2025

Creditor: Jared Elliott

Amount Owed: $1355.00

Interest Rate: 2.0%

Maturity Date: January 31, 2021

$1355.00 is the remaining balance of the shareholder loan of $45,863.

Creditor: SBA EIDL

Amount Owed: $14,900.00

Interest Rate: 3.75%

Maturity Date: June, 2025

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Jared Elliott's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President

Dates of Service: April 16, 2019 - Present

Responsibilities: Lead and guide the company, determine the strategic direction of the company. In 2021 anticipated salary will be $15,000/month with the potential for a bonus based on performance of the company

Position: Director

Dates of Service: April 16, 2019 - Present

Responsibilities: Management of the company as defined in the company Bylaws. Currently directors do not receive any salary.

Position: Treasurer

Dates of Service: April 16, 2019 - Present

Responsibilities: Oversee financial and reporting requirements of the company. Currently no remuneration for this role.

Position: Secretary

Dates of Service: April 16, 2019 - Present

Responsibilities: Record shareholder and board of director meetings as required. No remuneration at this time.

Other business experience in the past three years:

Employer: Bestolife Corporation

Title: President

Dates of Service: August 01, 2014 - November 15, 2018

Responsibilities: Lead and guide the strategic direction of the company. Base salary of $300,000/year with annual bonus of up to 100% match of salary.

Other business experience in the past three years:

Employer: Parvus Group, LLC

Title: Managing Director

Dates of Service: December 14, 2018 - April 01, 2020

Responsibilities: Search for companies to acquire. Sole member LLC set up for the purpose of acquiring a company. Parvus Group has been dissolved.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Parvus Capital Corporation 401k Plan F/B/O Jared David Elliott

Amount and nature of Beneficial ownership: 777,309

Percent of class: 96.07

Title of class: Common Stock

Stockholder Name: Jared Elliott

Amount and nature of Beneficial ownership: 31,818

Percent of class: 3.93

RELATED PARTY TRANSACTIONS

NA

OUR SECURITIES

Our authorized capital stock consists of 1,000,000 shares of common stock, par value $10.00 per share. As of December 31, 2020, 809,127- shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Voting Rights of Securities Sold in this Offering
Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The Company does not have preferred stock, outstanding options, warrants, or other securities with a right to acquire shares, or any shares reserved for issuance under a stock plan.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2021.

Parvus Capital Corporation

By /s/ *Jared Elliott*

Name: Jared Elliott

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

Parvus Capital Corporation
Income Statement
For the Year Ended December 31, 2020

	2020		2019	
Income				
Interest Income	$ 68		$ 37	
Sales	202,529		104,780	
EDIL and PPP Loan Forgiven	26,300			
Total Income		$ 228,897		$ 104,817
Cost of Goods Sold				
Cost of Goods Sold	132,285		52,309	
Total Cost of Goods Sold		132,285		52,309
Gross Profit		96,612		52,508
Operating Expenses				
Accounting Fees	2,879			
Advertising & Promotion	24,900		2,180	
Amortization	2,067			
Bank Service Charges	3,344		65	
Computer/Internet	3,679			
Depreciation	15,314			
Dues & Subscriptions	89			
Interest Expense	1,011			
Merchant Account Fees	4,337		304	
Meals & Entertainment	2,004			
Mileage Expenses	1,869		201	
Miscellaneous	3,195			
Office Supplies	2,329		178	
Payroll – Taxes	301		17,270	
Payroll – Employer's Share of Benefits	3,276		2,136	
Payroll – Salary & Wages	18,399		24,259	
Postage and Delivery	398			
Professional Fees	5,791		109	
Registrations/Certifications	140			
Rent Expense	33,000		18,900	
Repairs & Maintenance	3,703			
Taxes	384			
Travel	720			
Utilities	20,353		950	
Vehicle	79			
Insurance	1,405		100	
		154,966		66,652
		$ (58,354)		$ (14,144)
		============		============

See accountant's compilation report.

Parvus Capital Corporation
Cash Flow Statement
For the Year Ended December 31, 2020

	2020		**2019**	
Beginning Cash	$ 19,288		$ -	
Operating Activities				
Net Income	$ (58,354)		$ (14,144)	
Non-cash Expenses	17,381		-	
Change in Inventory	11,264		(236,578)	
Change in Prepaid Expenses	42,133		(42,133)	
Change in Accounts Payable	(2,302)		6,384	
Change is Prepaid Revenue	10,000		-	
Change in Account Receivable	10,390		(16,829)	
Total Operating Activities		30,512		(250,722)
Investing Activities				
Purchase - Terra Biotics	-		(251,000)	
Total Investing Activities		-		(251,000)
Financing Activities				
Common Stock Purchase			127,146	
Note Payable Acquisition			348,000	
SBA Loan	14,900			
Shareholder Loans	(44,508)		45,863	
Total Financing Activities		(29,608)		521,009
Net Cash Change		904		19,287
Balance	$ 20,192		$ 19,287	
	========		========	

See accountant's compilation report.

Parvus Capital Corporation
Balance Sheet
For the Year Ended December 31, 2020

Assets		2020		2019
Total Cash and Bank	$	20,192	$	19,288
Accounts Receivable		6,439		16,829
Inventory		172,736		184,000
Prepaid Expenses				42,133
Equipment		220,000		220,000
Accumulated Depreciation		(15,314)		
Intangible Assets		31,000		31,000
Accumulated Amortization		(2,067)		
Total Assets		$ 432,986		$ 513,250
		========		========

Liabilitities and Stockholder Equity
Liablities

Accounts Payable	$	856	$	2,700
Prepaid Revenue		10,000		
Payroll Payable		2,930		2,859
Payroll Tax Payable		296		825
Shareholder Loan		1,355		45,863
Note Payable - Terra Biotics Inc		348,000		348,000
Note Payable - SBA		14,900		-
Total Liabilities		$ 378,337		$ 400,247

Stockholder Equity

Common Stock		127,146		127,146
Total Retained Earnings		(72,496)		(14,143)
Total Equity		54,649		113,003
Total Liabilities and Stockholders Equity		$ 432,986		$ 513,250
		========		========

See accountant's compilation report.

CERTIFICATION

I, Jared Elliott, Principal Executive Officer of Parvus Capital Corporation , hereby certify that the financial statements of Parvus Capital Corporation included in this Report are true and complete in all material respects.

Jared Elliott

Principal Executive Officer